Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

IronNet Launches First Collective Cyber Defense Community for the

Commercial Space Industry

Intuitive Machines joins IronNet’s Collective Defense Community for Space; initiative launched at leadership summit including industry visionaries and partners Axiom Space and Jacobs Engineering Group

MCLEAN, VA - July 27, 2021 - In its mission to transform cybersecurity through Collective Defense, IronNet announced today the first Collective Defense Community for Space providing real-time, automated attack intelligence to defend the space development industry against cyberattacks. IronNet is a leading provider of AI-based network detection and response (NDR) capabilities and the only cybersecurity company offering a Collective Defense platform for correlating attack intelligence across organizations for proactive cyber defense.

IronNet’s Collective Defense Community for Space includes industry pioneers Axiom Space and Intuitive Machines, as well as strategic partner Jacobs, all seeking to secure space technology innovation and crews for the expansion of humankind into new frontiers.

With high volumes of sensitive data and intellectual property coursing through a vast supply chain, the same techniques that have been used in recent high-profile cyberattacks on commercial and physical critical infrastructure around the world can put space-based technical and human resources at risk, even from hundreds or thousands of miles away.

Activating Collective Defense for the Space Industry

IronNet’s Collective Defense platform provides detection of new and unidentified cyberattack behaviors, and a secure environment for real-time collaboration on attack intelligence. Together, these capabilities provide enhanced visibility into the entire attack landscape for organizations within the Collective Defense community. Communities can be comprised of organizations in a state, country, supply chain or, as in the case of the space development initiative, across a specific industry sector.

Axiom Space, the leading provider of space infrastructure as a service, is building — and will own and operate — the commercial successor to the International Space Station (ISS). Axiom Station is targeted to launch in sequence beginning in late 2024, first attaching to the ISS and then separating to operate independently at the end of this decade.

Axiom Space President and CEO Michael Suffredini, said, “This collaboration comes at an optimal time as Axiom begins to lay down the core layer of infrastructure in orbit that will sustain humanity’s expansion off of the planet. Cybersecurity is a growing concern in space and we are glad to help provide leadership along with IronNet and other leaders, to protect this critical function on the ground and in orbit.”

Steve Altemus, President and CEO of Intuitive Machines, a leading space services and technologies provider with a mission to develop the first spacecraft to reach the lunar south pole, said, “As space explorers and developers, our job is to demystify the unknown — and that same concept applies to the safety of our work and our people. We need greater visibility into the unknown cyberattacks that may be headed our way, and Collective Defense is an innovative approach that uses advanced technology to bring companies together for a stronger defense, which helps us focus on enabling safe, rapid transit to our space destinations.”

IronNet Convenes Industry Leaders to Advance Cybersecurity in the Commercial Space Industry

Also today, IronNet will convene leaders pioneering the space and critical infrastructure sectors at a summit designed to accelerate cybersecurity in the space development industry. Presenters at the event, titled “Protecting the Space Critical Infrastructure through Collective Defense,” will deliver forward-thinking strategies and action plans for securing the human and intellectual capital of this critical industry segment.

IronNet Co-CEOs GEN (Ret.) Keith Alexander and Bill Welch will be joined by longtime space industry veteran Rob Meyerson, now C5 Capital Operating Partner; Andre Pienaar, Founder of C5 Capital; Christian Maender, Director of In-Space Manufacturing and Research at Axiom; Dr. Steve Arnette, Critical Mission Solutions Senior Vice President at Jacobs; and Gil C. Quiniones, President and CEO of the New York Power Authority, who will provide a case study of how Collective Defense is being applied to protect energy companies in New York.

IronNet is bridging a gap in cybersecurity for space critical infrastructure by providing its Collective Defense capabilities directly to Axiom and Intuitive Machines, and via managed services through Jacobs to its client base. Through its investments in both IronNet and Axiom, C5 Capital is enabling advanced development in this critical area.

Jacobs, a Fortune 250 global technology-forward solutions provider, works with IronNet to provide cybersecurity solutions for the public and private sectors. “Cyberattacks present security risks to both intellectual property and human safety in space development. Our mission is to help organizations keep their focus on safety and innovation by working together for a stronger defense, and our partnership with IronNet leverages our space and cyber domain expertise for protecting space systems,” said Arnette.

Alexander added, “I am inspired by this chapter in IronNet’s evolution as we join missions with these great innovators to protect critical infrastructure in space. IronNet, C5, Axiom, Intuitive Machines, and Jacobs are all visionary companies driven by the commitment to secure the space economy and enable the possibilities for future generations.”

The energy industry has been a longtime leader in the concept of collaboration through its “mutual assistance” response to natural disasters, whereby it joins forces with other regional providers to mobilize resources to affected areas. During today’s summit, Quiniones will illustrate how the New York Power Authority applies the practices of IronNet’s Collective Defense by sharing attack intelligence with other participating energy companies to enable a more proactive defense.

Visit ironnet.com for more information. The reference to IronNet’s website address does not constitute incorporation by reference of the information contained at or available through IronNet’s website, and you should not consider it to be a part of this press release.

About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet Cybersecurity is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a high number of former NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today. In March of 2021, IronNet and LGL Systems Acquisition Corp. (NYSE: DFNS) (“LGL”) announced that they entered into a definitive business combination agreement that will result in IronNet becoming a public company. Upon the closing of the transaction, the combined company will be named “IronNet, Inc.” and is expected to be listed on the New York Stock Exchange and trade under the ticker symbol “IRNT.”

Media Contact: Kate Duchaney: ironnet@matternow.com

IronNet Investor Contacts: Michael Bowen and Ryan Gardella: IronNetIR@icrinc.com

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a preliminary prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. After the Registration Statement is declared effective, LGL will mail the definitive proxy statement/prospectus to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors

and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.